EXHIBIT 12

Smithfield Foods, Inc. and Subsidiaries

Ration of Earnings to Fixed Charges

(Dollars in millions)

	May 2, 2004	May 1, 2005	April 30, 2006	April 29, 2007	April 27, 2008
Earnings:
Income before income taxes	$182	$478	$313	$289	$212
Interest expense	109	117	118	134	185
Interest factor of rentals	12	13	14	18	23
Amortization of debt costs	4	5	5	4	4

Earnings as Adjusted	$307	$613	$450	$445	$424

Interest expense	$109	$117	$118	$134	$185
Interest factor of rentals	12	13	14	18	23
Amortization of debt costs	4	5	5	4	4

Fixed Charges	$125	$134	$137	$156	$212

Ratio of Earnings to Fixed Charges	2.4x	4.6x	3.3x	2.9x	2.0x